UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-34667

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the “Company”), dated February 26, 2018, announcing entry into a global settlement with the official committee of unsecured creditors, an ad hoc group of bondholders, and other major stakeholders in its chapter 11 case. To effectuate the settlement, the Company executed amendments to its existing restructuring support agreement and investment agreement, which amendments are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively.

ITEM 2. EXHIBITS

Exhibit
Number	Description

10.1	Amendment, Stipulation and Joinder Agreement, dated as of February 26, 2018, in respect of the Restructuring Support and Lock-Up Agreement, dated as of September 12, 2017 (the “Original RSA”), by and among Seadrill Limited (on behalf of all Company Parties), the commitment parties to the Original RSA, the Distressed Trading Desk of Barclays Bank PLC, certain holders of, or advisors or managers of accounts holding, certain unsecured bonds, Samsung Heavy Industries Co., Ltd., Daewoo Shipbuilding & Marine Engineering Co., Ltd. and the official committee of unsecured creditors in the chapter 11 cases.

10.2	Amendment, Assignment and Joinder Agreement, dated as of February 26, 2018, in respect of the Investment Agreement, dated as of September 12, 2017 (the “Original Investment Agreement”), by and among the commitment parties to the Original Investment Agreement, the Distressed Trading Desk of Barclays Bank PLC, certain holders of, or advisors or managers of accounts holding, certain unsecured bonds and Seadrill Limited.

99.1	Press release dated February 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 26, 2018	By:	/s/ Mark Morris
Name: Mark Morris
Title: Chief Financial Officer